UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

    A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147

DXC Technology Matched Asset Plan
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2024 and 2023	3
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2024	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024	S-1

Exhibit Index	E-1

Signatures	S 1

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and         Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
DXC Technology Matched Asset Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
May 28, 2025

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2024	December 31, 2023
Assets:
Participant-directed investments - at fair value	$2,531,202,652	$2,481,921,809

Non-interest bearing cash	335,743	357,865

Receivables:
Employer contribution receivable	21,570,341	23,453,613
Notes receivable from participants	18,284,927	16,969,546
Accrued investment income	890,621	1,326,839
Unsettled trade receivables	10,631,423	4,328,401
Total receivables	51,377,312	46,078,399
Total assets	2,582,915,707	2,528,358,073

Liabilities:
Accrued expenses	738,005	1,618,956
Unsettled trade payables	9,395,629	5,771,210
Total liabilities	10,133,634	7,390,166
Net assets available for plan benefits	$2,572,782,073	$2,520,967,907

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2024
Investment income:
Net appreciation in fair value of investments	257,291,114
Dividends	3,368,026
Interest	11,634,004
Total investment income	272,293,144

Interest income on notes receivable from participants	1,295,366

Additions:
Participant contributions	85,315,898
Employer contributions	21,877,151
Rollover contributions	6,412,922
Total additions	113,605,971

Net additions	387,194,481

Deductions:
Distributions to participants	334,420,932
Administrative expenses	959,383
Total deductions	335,380,315

Increase in net assets	51,814,166

Net assets available for benefits:
Beginning of year	2,520,967,907
End of year	$2,572,782,073

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a qualified defined contribution plan under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of four members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $7,500 on a pre-tax or Roth basis in 2024.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by 1% each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups. Participants whose employment with their employer ceases at any time in December as a result of a workforce reduction will be considered to have been employed on December 31 for this purpose and will remain eligible for a matching contribution.
Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2024, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a vested interest in their Matching Contributions Account of 100% after achieving one full year of service. A Participating Employer may make annual discretionary employer contributions to accounts of certain participants, in cash, for such employer's fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to 25% after completing two full years of service and increasing by 25% for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2024 amounted to $184,228. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $184,228 and $122,831 as of December 31, 2024 and 2023, respectively. During 2024, employer contributions attributable to the year ended December 31, 2023 were reduced by $122,831. During 2025, employer contributions were reduced by $184,228 from forfeited nonvested accounts to fund contributions related to plan year 2024.

Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2) years. The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant. Additionally, if a participant is at least age fifty-nine and one-half years, they may make one in-service withdrawal per 12-month period for any vested amount for any reason without penalty or account suspension.
Administrative Expenses - Certain administrative expenses are paid by DXC, as provided in the Plan document. Participants pay quarterly administrative costs of $11.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2024 and 2023:

	2024	2023
SSGA GLOBAL ALL CAP INDEX LENDING	19%	19%
TARGET SERIES RETIREMENT 2025	11%	12%
TARGET SERIES RETIREMENT 2030	13%	13%

Valuation of Investment Securities and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $443,149 and $105,739 at December 31, 2024 and 2023, respectively.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 5, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been subsequently amended since the date of the most recent determination letter, however, the Plan administrator and tax counsel believe that the Plan and related trust are currently designed, have been amended, and are being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
During 2023, the Company discovered an administrative issue related to plan compensation that resulted in a failure to withhold Participant contributions from certain plan compensation and provide for matching Company contributions for certain employees for Plan Years 2018 through 2022. In order to prevent the Plan from incurring a qualification defect, the Company plans to take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Company believes the issue does not have a material impact to the Plan's financial statement and the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
DXC Technology Stock Fund - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes.
Self-directed brokerage account - Primarily includes a variety of mutual funds and common stocks.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling participant's assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

The Plan's separately managed accounts that are available as investment options for plan participants are:
a.DXC Technology Stock Fund (DXC Technology Common Stock)
b.BlackRock Core Bond Portfolio (Diversified Bond Option)
c.Tremblant Managed Separate Account (Global Equity Option)

U.S. treasuries, U.S. government agencies, Non-U.S. government funds - Valued using pricing models maximizing the use of observable inputs for similar securities.
State and local obligations, agency mortgage backed securities, asset and other mortgage backed securities, corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks or a broker quote, if available.
Short term investment funds - The short-term investment funds are not exchange-traded funds, however, the price per unit are published and represent the actual price at which the units held in the funds can be bought or sold.
Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.
The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2024 was as follows:

	As of December 31, 2024
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$42,136,501	$—	$—	$42,136,501
Short term investment fund	—	443,489	—	443,489

Self-directed brokerage	77,407,332	—	—	77,407,332
	—	—	—
Mutual Funds	16,297,856	—	—	16,297,856
	—	—	—
Separately managed accounts:	—	—	—
International common stocks	7,408,769	—	—	7,408,769
U.S. common stocks	53,285,598	—	—	53,285,598
U.S. treasuries	—	10,237,536	—	10,237,536
U.S. government agencies	—	3,027,937	—	3,027,937
State and local obligations	—	26,535	—	26,535
Non-U.S. government funds	—	402,898	—	402,898
Agency mortgage backed securities	—	7,353,885	—	7,353,885
Asset and other mortgage backed securities	—	2,536,053	—	2,536,053
Corporate bonds	—	7,428,974	—	7,428,974
Short term investment fund	—	152,083	—	152,083
	—		—
Short-term investment fund	—	161,399,443	—	161,399,443

Total assets in the fair value hierarchy	$196,536,056	$193,008,833	$—	389,544,889

Investments measured at NAV
Commingled funds				2,141,657,763
Total investments				$2,531,202,652

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2023 was as follows:

	As of December 31, 2023
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$54,081,512	$—	$—	$54,081,512
Short term investment fund	—	401,376	—	401,376

Self-directed brokerage	62,424,795	—	—	62,424,795

Mutual Funds	17,329,808	—	—	17,329,808

Separately managed accounts:
International common stocks	8,119,083	—	—	8,119,083
U.S. common stocks	48,265,407	—	—	48,265,407
U.S. treasuries	—	19,931,268	—	19,931,268
U.S. government agencies	—	9,001,739	—	9,001,739
State and local obligations	—	210,267	—	210,267
Non-U.S. government funds	—	1,339,385	—	1,339,385
Agency mortgage backed securities	—	18,209,222	—	18,209,222
Asset and other mortgage backed securities	—	10,334,763	—	10,334,763
Corporate bonds	—	25,948,758	—	25,948,758
Short term investment fund	—	1,055,118	—	1,055,118

Short-term investment fund	—	162,525,518	—	162,525,518

Total assets in the fair value hierarchy	$190,220,605	$248,957,414	$—	439,178,019

Investments measured at NAV
Commingled funds				2,042,743,790
Total investments				$2,481,921,809

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal on the last business day of the calendar month prior to the loan plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts, prorated from sources and funds based on their balances at the time. Both loan principal and interest repayments are invested to sources in the same order in which the loan was withdrawn and to funds according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by the trustee and its affiliate, therefore these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2024. During the year ended December 31, 2024, the Plan expensed $159,457 for fund manager fees.
Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments.
At December 31, 2024 and 2023, the Plan held 2,108,934 and 2,364,736 shares, respectively, of DXC Technology common stock with a cost basis of $76,698,953 and $86,189,332, respectively. During the year ended December 31, 2024, the Plan purchased $279,376 and sold $9,769,755 of these shares.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2024	2023
Net assets available for benefits per the financial statements	$2,572,782,073	$2,520,967,907
Amounts allocated to withdrawing participants	(443,149)	(105,739)
Net assets available for benefits per Form 5500	$2,572,338,924	$2,520,862,168

The following is a reconciliation of the net increase in net assets before transfer per the financial statements to the Form 5500 for the year ended December 31, 2024:

2024
Net increase in net assets per the financial statements	$51,814,166
Distributions allocated to withdrawing participants at end of year	(443,149)
Distributions allocated to withdrawing participants at start of year	105,739
Net profit per Form 5500	$51,476,756
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2024:

2024
Distributions to participants per the financial statements	$334,420,932
Amounts allocated to withdrawing participants at end of year	443,149
Amounts allocated to withdrawing participants at start of year	(105,739)
Distributions to participants per the Form 5500	$334,758,342

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Subsequent Events

Subsequent events are evaluated through May 28, 2025, the date the financial statements are issued, and no subsequent event disclosure is necessary.

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	State Street Global Advisor	Short Term Investment Fund		161,399,443
	Brown Brothers Harriman & Company	Short Term Investment Fund		152,083

*	DXC Technology Co.	Common Stock		42,136,501
*	Fidelity Investment	Short Term Investment Fund		443,489

	PIMCO All Assets	Mutual Fund		16,297,856

*	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.50%. Maturities range from 2024 to 2039		18,284,927

	BlackRock	BLACKROCK GLOBAL ALLOCATION		16,603,612
	Mellon Bank N.A.	NEWTON GLOBAL REAL RETURN FUND		17,203,627
	JP Morgan	DIVERSIFIED COMMERCIAL PROP		7,138,159
*	Fidelity	FIAM SELECT GLOBAL CIT		64,954,728
	JENNISON GLOBAL OPP FUND	PRUDENTIAL TR CO COLLECTIVE T		62,215,888
	State Street Global Advisor	SSGA GLOBAL ALL CAP INDEX LENDING		486,141,742
	State Street Global Advisor	SSGA US INFL PRO BD II		11,178,263

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	State Street Global Advisor	SSGA RETIREMENT INCOME				69,941,312
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL				104,035,837
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				269,488,256
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				329,590,633
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				247,116,509
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				156,606,378
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				94,605,187
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				65,361,051
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				24,138,789
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				27,084,775
	State Street Global Advisor	SSGA TARGET RETIREMENT 2065				8,463,258
	Loomis Sayles	CORE PLUS FULL DISCRETION CIT CLASS D				23,435,093
	Fidelity	FIAM CORE PLUS COMMINGLED POOL CLASS J				23,463,191
	State Street Global Advisor	SS U.S. Total Market Index Strategy				32,891,475
					Total Commingled Funds	2,141,657,763

	ABBVIE INC	Corporate Bonds	5.05%	3/15/2034		87,930
	ADVANCED MICRO DEVICES INC	Corporate Bonds	4.39%	6/1/2052		10,027
	AEP TRANSMISSION CO LLC	Corporate Bonds	3.15%	9/15/2049		19,109

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AEP TRANSMISSION CO LLC	Corporate Bonds	4.50%	6/15/2052		24,006
	AEP TRANSMISSION CO LLC	Corporate Bonds	5.15%	4/1/2034		11,806
	ALABAMA POWER CO	Corporate Bonds	3.45%	10/1/2049		19,762
	ALTRIA GROUP INC	Corporate Bonds	3.70%	2/4/2051		14,957
	ALTRIA GROUP INC	Corporate Bonds	3.88%	9/16/2046		10,147
	ALTRIA GROUP INC	Corporate Bonds	4.45%	5/6/2050		10,081
	AMAZON.COM INC	Corporate Bonds	3.10%	5/12/2051		6,740
	AMAZON.COM INC	Corporate Bonds	4.10%	4/13/2062		66,517
	AMERICAN TOWER CORP	Corporate Bonds	2.70%	4/15/2031		25,899
	AMGEN INC	Corporate Bonds	4.20%	2/22/2052		24,710
	AMGEN INC	Corporate Bonds	5.75%	3/2/2063		80,561
	APPLOVIN CORP	Corporate Bonds	5.38%	12/1/2031		20,005
	APPLOVIN CORP	Corporate Bonds	5.95%	12/1/2054		9,849
	ARES STRATEGIC INCOME FUND	Corporate Bonds	5.70%	3/15/2028		54,992
	AS MILEAGE PLAN IP LTD	Corporate Bonds	5.02%	10/20/2029		14,611
	AS MILEAGE PLAN IP LTD	Corporate Bonds	5.31%	10/20/2031		14,645
	AT&T INC	Corporate Bonds	3.50%	2/1/2061		5,114
	AT&T INC	Corporate Bonds	3.55%	9/15/2055		34,302
	AT&T INC	Corporate Bonds	3.65%	9/15/2059		91,406

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AT&T INC	Corporate Bonds	3.80%	12/1/2057		24,836
	AT&T INC	Corporate Bonds	3.85%	6/1/2060		26,324
	AT&T INC	Corporate Bonds	4.50%	3/9/2048		14,865
	AT&T INC	Corporate Bonds	5.15%	2/15/2050		10,774
	AT&T INC	Corporate Bonds	5.65%	2/15/2047		7,874
	AT&T INC	Corporate Bonds	5.70%	3/1/2057		16,316
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.97%	2/4/2033		35,241
	BANK OF AMERICA CORPORATION	Corporate Bonds	2.97%	7/21/2052		26,063
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.20%	4/25/2029		27,126
	BANK OF AMERICA CORPORATION	Corporate Bonds	5.47%	1/23/2035		21,023
	BANK5 2024-5YR11 A3	Corporate Bonds	5.89%	11/15/2057		15,430
	BAT CAPITAL CORP	Corporate Bonds	4.54%	8/15/2047		17,350
	BAT CAPITAL CORP	Corporate Bonds	5.28%	4/2/2050		21,021
	BAT CAPITAL CORP	Corporate Bonds	7.08%	8/2/2053		42,787
	BFLD COML MTG TR 2024-UNIV A	Corporate Bonds	VAR	11/15/2041		10,000
	BFLD COML MTG TR 2024-UNIV B	Corporate Bonds	VAR	11/15/2041		15,000
	BMO 2024-5C8 A3 MORTGAGE TRUST VAR	Corporate Bonds	VAR	12/15/2057		40,732
	BMO 2024-C9 ASB MTG TR	Corporate Bonds	5.77%	7/15/2057		51,699
	BMW VECHILE OWNER TRUST 2023-A	Corporate Bonds	5.47%	2/25/2028		34,312

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BP CAP MARKETS AMERICA INC	Corporate Bonds	3.38%	2/8/2061		17,712
	BPR TR 2024-PMDW A VAR	Corporate Bonds	VAR	11/5/2041		29,899
	BRITISH COLUMBIA PROVINCE CDA	Corporate Bonds	4.75%	6/12/2034		98,358
	BROADCOM INC	Corporate Bonds	3.47%	4/15/2034		7,800
	BROADCOM INC	Corporate Bonds	4.30%	11/15/2032		12,261
	BROADCOM INC	Corporate Bonds	5.05%	7/12/2029		22,084
	BROADCOM INC	Corporate Bonds	5.15%	11/15/2031		34,220
	BROOKFIELD 2024-MF23 A TSFR1M	Corporate Bonds	VAR	6/15/2041		100,372
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	4.13%	6/15/2047		4,049
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	4.15%	12/15/2048		23,246
	BURLINGTON NORTHN SANTA FE LLC	Corporate Bonds	5.50%	3/15/2055		3,929
	CAMERON LNG LLC	Corporate Bonds	3.40%	1/15/2038		43,154
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.85%	4/1/2061		19,283
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.95%	6/30/2062		82,234
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate Bonds	3.90%	6/1/2052		16,083
	CHENIERE ENERGY INC	Corporate Bonds	5.65%	4/15/2034		25,144
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.50%	10/1/2029		8,714
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	4.00%	3/1/2031		16,645
	CHENIERE ENERGY PARTNERS LP	Corporate Bonds	5.95%	6/30/2033		17,403

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHESAPEAKE FUNDING II LLC	Corporate Bonds	6.16%	10/15/2035		69,499
	CITIGROUP INC	Corporate Bonds	2.56%	5/1/2032		13,542
	CITIGROUP INC	Corporate Bonds	2.57%	6/3/2031		6,972
	CITIGROUP INC	Corporate Bonds	3.79%	3/17/2033		11,672
	CITIGROUP INC	Corporate Bonds	5.17%	2/13/2030		14,989
	CITIGROUP INC	Corporate Bonds	5.45%	6/11/2035		26,772
	COMMONSPIRIT HEALTH	Corporate Bonds	2.78%	10/1/2030		22,130
	COMMONSPIRIT HEALTH	Corporate Bonds	3.82%	10/1/2049		7,417
	CONE TR 2024-DFW1 A TSFR1M	Corporate Bonds	VAR	8/15/2041		40,200
	COREWELL HEALTH OBLIGATED GROUP	Corporate Bonds	3.49%	7/15/2049		28,384
	CROWN CASTLE INC	Corporate Bonds	2.10%	4/1/2031		19,864
	DBGS 2024-SBL A TSFR1M	Corporate Bonds	VAR	8/15/2034		60,263
	DELL INTL/EMC CORP	Corporate Bonds	3.45%	12/15/2051		4,751
	DEVON ENERGY CORP NEW	Corporate Bonds	4.50%	1/15/2030		23,212
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.13%	3/24/2031		198,001
	DIAMONDBACK ENERGY INC	Corporate Bonds	3.50%	12/1/2029		279,948
	DIAMONDBACK ENERGY INC	Corporate Bonds	5.90%	4/18/2064		58,201
	DOMINION ENERGY INC	Corporate Bonds	6.63%	5/15/2055		10,167
	DOMINION ENERGY INC	Corporate Bonds	7.00%	6/1/2054		3,168

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DOMINION ENERGY SOUTH CAROLINA INC	Corporate Bonds	6.25%	10/15/2053		4,305
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.20%	8/15/2049		11,994
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.45%	4/15/2051		4,830
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.55%	3/15/2052		4,226
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.70%	12/1/2047		5,183
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	3.95%	3/15/2048		5,363
	DUKE ENERGY CAROLINAS LLC	Corporate Bonds	4.85%	1/15/2034		18,415
	DUKE ENERGY CORP NEW	Corporate Bonds	3.95%	8/15/2047		14,882
	DUKE ENERGY CORP NEW	Corporate Bonds	5.00%	8/15/2052		20,072
	DUKE ENERGY FLORIDA LLC	Corporate Bonds	3.40%	10/1/2046		6,374
	DUKE ENERGY FLORIDA LLC	Corporate Bonds	4.20%	7/15/2048		6,403
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	2.90%	8/15/2051		20,395
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	4.10%	5/15/2042		5,748
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	4.00%	4/1/2052		7,642
	DUKE ENERGY PROGRESS LLC	Corporate Bonds	6.30%	4/1/2038		4,253
	EASTERN ENERGY GAS HOLDINGS LLC	Corporate Bonds	5.65%	10/15/2054		4,716
	EDISON INTERNATIONAL	Corporate Bonds	6.95%	11/15/2029		8,543
	ELEVANCE HEALTH INC	Corporate Bonds	3.60%	3/15/2051		3,479
	ELEVANCE HEALTH INC	Corporate Bonds	4.55%	3/1/2048		12,309

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ELI LILLY & CO	Corporate Bonds	5.20%	8/14/2064		4,655
	ENERGY TRANSFER LP	Corporate Bonds	5.95%	5/15/2054		10,634
	ENERGY TRANSFER LP	Corporate Bonds	5.00%	5/15/2050		28,844
	ENERGY TRANSFER LP	Corporate Bonds	6.25%	4/15/2049		25,021
	ENERGY TRANSFER LP	Corporate Bonds	8.25%	11/15/2029		42,655
	ENLINK MIDSTREAM LLC	Corporate Bonds	5.65%	9/1/2034		1,993
	EQUINIX INC	Corporate Bonds	2.50%	5/15/2031		52,139
	EXXON MOBIL CORP	Corporate Bonds	3.45%	4/15/2051		7,711
	EXXON MOBIL CORP	Corporate Bonds	3.57%	3/6/2045		5,262
	EXXON MOBIL CORP	Corporate Bonds	4.33%	3/19/2050		13,158
	FIRSTENERGY CORP	Corporate Bonds	3.40%	3/1/2050		15,618
	FIRSTENERGY CORP STEP	Corporate Bonds	VAR	7/15/2047		12,794
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	4.55%	4/1/2049		20,929
	FIRSTENERGY TRANSMISSION LLC	Corporate Bonds	5.00%	1/15/2035		54,104
	FLORIDA PWR & LT CO	Corporate Bonds	3.15%	10/1/2049		11,459
	FLORIDA PWR & LT CO	Corporate Bonds	3.70%	12/1/2047		5,248
	FLORIDA PWR & LT CO	Corporate Bonds	3.99%	3/1/2049		17,977
	FLORIDA PWR & LT CO	Corporate Bonds	4.13%	6/1/2048		10,397
	FRANCISCAN MISSIONARIES OF OUR LADY HEALT	Corporate Bonds	3.91%	7/1/2049		22,811

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GATX CORP	Corporate Bonds	6.05%	6/5/2054		3,075
	GEORGIA POWER CO	Corporate Bonds	4.95%	5/17/2033		34,275
	GLP CAP LP / GLP FING II INC	Corporate Bonds	3.25%	1/15/2032		61,668
	GLP CAP LP / GLP FING II INC	Corporate Bonds	4.00%	1/15/2031		10,976
	GLP CAP LP / GLP FING II INC	Corporate Bonds	4.00%	1/15/2030		38,187
	GLP CAP LP / GLP FING II INC	Corporate Bonds	6.25%	9/15/2054		23,953
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.65%	10/21/2032		127,630
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	2.91%	7/21/2042		1,390
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.21%	4/22/2042		4,372
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	3.80%	3/15/2030		28,133
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	4.41%	4/23/2039		9,694
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	5.05%	7/23/2030		155,073
	GOLDMAN SACHS GROUP INC (THE)	Corporate Bonds	5.33%	7/23/2035		87,339
	GREATAMERICA LEASING RECEIVABLES FUNDING	Corporate Bonds	5.28%	3/15/2027		49,376
	HCA INC	Corporate Bonds	3.50%	7/15/2051		40,099
	HCA INC	Corporate Bonds	3.50%	9/1/2030		40,869
	HOAG MEMORIAL HOSPITAL PRESBYTERIAN	Corporate Bonds	3.80%	7/15/2052		5,306
	HOME DEPOT INC	Corporate Bonds	5.30%	6/25/2054		3,832
	HOME DEPOT INC	Corporate Bonds	5.40%	6/25/2064		4,793

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	INTEL CORP	Corporate Bonds	3.10%	2/15/2060		3,203
	INTEL CORP	Corporate Bonds	3.20%	8/12/2061		3,256
	INTEL CORP	Corporate Bonds	5.05%	8/5/2062		3,121
	INV 2024-IND A TSFR1M	Corporate Bonds	VAR	11/15/2041		9,997
	JOHNSONVILLE AERODERIVATIVE COMBUSTION TU	Corporate Bonds	5.08%	10/1/2054		10,605
	JP MORGAN CHASE COMMERCIAL MORTGAGE SECUR	Corporate Bonds	VAR	11/9/2039		19,841
	JPMORGAN CHASE & CO	Corporate Bonds	1.95%	2/4/2032		88,689
	JPMORGAN CHASE & CO	Corporate Bonds	2.52%	4/22/2031		42,286
	JPMORGAN CHASE & CO	Corporate Bonds	3.11%	4/22/2051		3,971
	JPMORGAN CHASE & CO	Corporate Bonds	3.33%	4/22/2052		6,838
	JPMORGAN CHASE & CO	Corporate Bonds	5.00%	7/22/2030		252,902
	JPMORGAN CHASE & CO	Corporate Bonds	5.29%	7/22/2035		54,410
	KINDER MORGAN INC DEL	Corporate Bonds	5.30%	12/1/2034		7,792
	KLA CORP	Corporate Bonds	5.25%	7/15/2062		16,853
	L3HARRIS TECHNOLOGIES INC	Corporate Bonds	5.60%	7/31/2053		2,904
	LEHMAN BROS HLD	Corporate Bonds	6.75%	12/28/2017		—
	LOCKHEED MARTIN CORP	Corporate Bonds	3.80%	3/1/2045		3,941
	MARSH & MCLENNAN COS INC	Corporate Bonds	5.45%	3/15/2054		17,381
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate Bonds	4.68%	7/1/2114		63,189

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	META PLATFORMS INC	Corporate Bonds	4.65%	8/15/2062		25,460
	META PLATFORMS INC	Corporate Bonds	5.55%	8/15/2064		58,490
	META PLATFORMS INC	Corporate Bonds	5.75%	5/15/2063		78,760
	MEXICO UNITED MEXICAN STATES	Corporate Bonds	4.50%	4/22/2029		128,841
	MEXICO UNITED MEXICAN STATES	Corporate Bonds	4.75%	3/8/2044		22,828
	MEXICO UNITED MEXICAN STATES	Corporate Bonds	5.55%	1/21/2045		26,034
	MIDAMERICAN ENERGY CO	Corporate Bonds	3.95%	8/1/2047		11,667
	MIDAMERICAN ENERGY CO	Corporate Bonds	5.30%	2/1/2055		51,010
	MILEAGE PLUS HLDINGS LLC	Corporate Bonds	6.50%	6/20/2027		7,318
	MMAF EQUIPMENT FINANCE LLC 2024-A A4	Corporate Bonds	5.10%	7/13/2049		53,982
	MORGAN STANLEY	Corporate Bonds	1.79%	2/13/2032		66,898
	MORGAN STANLEY	Corporate Bonds	2.51%	10/20/2032		32,678
	MORGAN STANLEY	Corporate Bonds	2.94%	1/21/2033		8,568
	MORGAN STANLEY	Corporate Bonds	5.04%	7/19/2030		339,823
	MORGAN STANLEY	Corporate Bonds	5.32%	7/19/2035		152,459
	MORGAN STANLEY CAP I TR 2024-NSTB A VAR	Corporate Bonds	VAR	9/24/2057		19,163
	MOUNT NITTANY MEDICAL CENTER OBLIGATED GR	Corporate Bonds	3.80%	11/15/2052		12,451
	MSBAM 15-C25	Corporate Bonds	3.37%	10/15/2048		233,005
	NAVISTAR FINL DEALER NT MASTER OWNER TR I	Corporate Bonds	6.18%	8/25/2028		35,319

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NISOURCE INC	Corporate Bonds	1.70%	2/15/2031		4,088
	NISOURCE INC	Corporate Bonds	3.60%	5/1/2030		6,530
	NISOURCE INC	Corporate Bonds	5.25%	3/30/2028		17,147
	NJ TPK	Corporate Bonds	2.78%	1/1/2040		7,329
	NNN REIT INC	Corporate Bonds	3.10%	4/15/2050		12,585
	NORFOLK SOUTHERN CORP	Corporate Bonds	2.90%	8/25/2051		4,928
	NORFOLK SOUTHERN CORP	Corporate Bonds	3.16%	5/15/2055		7,579
	NORFOLK SOUTHERN CORP	Corporate Bonds	4.15%	2/28/2048		3,976
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.60%	6/1/2051		2,986
	NORTHERN STATES POWER CO (MN)	Corporate Bonds	2.90%	3/1/2050		2,559
	NORTHROP GRUMMAN CORP	Corporate Bonds	4.03%	10/15/2047		21,196
	NORTHROP GRUMMAN CORP	Corporate Bonds	4.70%	3/15/2033		14,540
	NORTHROP GRUMMAN CORP	Corporate Bonds	5.20%	6/1/2054		2,791
	NORTHWEST FLA TIMBER FIN LLC	Corporate Bonds	4.75%	3/4/2029		94,629
	OHIO POWER CO	Corporate Bonds	4.00%	6/1/2049		10,493
	ONE GAS INC	Corporate Bonds	2.00%	5/15/2030		6,916
	ORACLE CORP	Corporate Bonds	3.60%	4/1/2050		10,509
	ORACLE CORP	Corporate Bonds	3.85%	4/1/2060		14,406
	ORACLE CORP	Corporate Bonds	3.95%	3/25/2051		12,592

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ORACLE CORP	Corporate Bonds	4.38%	5/15/2055		25,032
	ORACLE CORP	Corporate Bonds	4.00%	11/15/2047		16,005
	ORACLE CORP	Corporate Bonds	6.90%	11/9/2052		2,239
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	3.50%	8/1/2050		7,535
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	5.80%	5/15/2034		34,766
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	5.90%	10/1/2054		9,863
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.15%	1/15/2033		8,303
	PACIFIC GAS & ELECTRIC CO	Corporate Bonds	6.95%	3/15/2034		5,476
	PARAMOUNT GLOBAL	Corporate Bonds	4.90%	8/15/2044		3,785
	PARAMOUNT GLOBAL	Corporate Bonds	5.25%	4/1/2044		5,439
	PECO ENERGY COMPANY	Corporate Bonds	3.05%	3/15/2051		12,282
	PECO ENERGY COMPANY	Corporate Bonds	3.00%	9/15/2049		3,912
	PECO ENERGY COMPANY	Corporate Bonds	5.25%	9/15/2054		9,456
	PFIZER INC	Corporate Bonds	4.13%	12/15/2046		8,866
	PFIZER INC	Corporate Bonds	4.20%	9/15/2048		12,150
	PIEDMONT NATURAL GAS CO	Corporate Bonds	2.50%	3/15/2031		9,391
	PPL CAP FDG INC	Corporate Bonds	5.25%	9/1/2034		2,953
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	2.05%	8/1/2050		6,842
	PUBLIC SERVICE ELEC & GAS CO	Corporate Bonds	3.15%	1/1/2050		2,018

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ROGERS COMMUNICATIONS INC	Corporate Bonds	5.30%	2/15/2034		17,544
	ROMANIA REPUBLIC OF	Corporate Bonds	7.13%	1/17/2033		101,190
	RTX CORP	Corporate Bonds	2.82%	9/1/2051		6,057
	RTX CORP	Corporate Bonds	3.75%	11/1/2046		15,853
	RTX CORP	Corporate Bonds	4.20%	12/15/2044		23,946
	RTX CORP	Corporate Bonds	6.10%	3/15/2034		18,954
	SABINE PASS LIQUEFACTION LLC	Corporate Bonds	5.90%	9/15/2037		10,156
	SHIRE ACQ INV IRELAND DA	Corporate Bonds	3.20%	9/23/2026		2,931
	SOFI PERS LN TR 2024-1A A	Corporate Bonds	6.06%	2/12/2031		78,945
	SOFI PROFESSIONAL LN PROGRAM 2020-B TR 2.	Corporate Bonds	2.17%	5/15/2046		70,503
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	2.95%	2/1/2051		7,533
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	4.88%	3/1/2049		5,240
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.45%	6/1/2052		5,638
	SOUTHERN CALIFORNIA EDISON CO	Corporate Bonds	5.70%	3/1/2053		4,863
	SOUTHERN COMPANY	Corporate Bonds	4.85%	3/15/2035		34,345
	SPIRE MISSOURI INC	Corporate Bonds	4.80%	2/15/2033		3,912
	T-MOBILE USA INC	Corporate Bonds	5.05%	7/15/2033		6,854
	T-MOBILE USA INC	Corporate Bonds	5.15%	4/15/2034		24,596
	T-MOBILE USA INC	Corporate Bonds	5.20%	1/15/2033		28,706

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	TARGA RES CORP	Corporate Bonds	4.95%	4/15/2052		12,633
	TARGA RES P LP/TARGA RES P FIN	Corporate Bonds	4.88%	2/1/2031		34,759
	TEXAS ELECTRIC MARKET STABILIZATION FUNDI	Corporate Bonds	4.27%	8/1/2036		117,750
	TEXAS INSTRUMENTS INC	Corporate Bonds	5.05%	5/18/2063		8,110
	TEXAS INSTRUMENTS INC	Corporate Bonds	5.15%	2/8/2054		4,681
	TEXTRON INC	Corporate Bonds	3.90%	9/17/2029		3,801
	TOYOTA MOTOR CREDIT CORP	Corporate Bonds	4.55%	8/9/2029		25,682
	UNION PACIFIC CORP	Corporate Bonds	3.35%	8/15/2046		3,564
	UNION PACIFIC CORP	Corporate Bonds	4.50%	9/10/2048		12,682
	UNION PACIFIC CORP	Corporate Bonds	4.00%	4/15/2047		3,953
	UNITED AIRLINES 2019-1 CLASS AA PASS THRO	Corporate Bonds	4.15%	2/25/2033		19,491
	UNITED AIRLINES 2024-1 CLASS A PASS THROU	Corporate Bonds	5.88%	8/15/2038		47,824
	UNITEDHEALTH GROUP INC	Corporate Bonds	2.90%	5/15/2050		4,960
	UNITEDHEALTH GROUP INC	Corporate Bonds	3.13%	5/15/2060		13,685
	UNITEDHEALTH GROUP INC	Corporate Bonds	3.75%	10/15/2047		23,050
	UNITEDHEALTH GROUP INC	Corporate Bonds	3.88%	8/15/2059		5,663
	UNITEDHEALTH GROUP INC	Corporate Bonds	5.20%	4/15/2063		22,488
	UNITEDHEALTH GROUP INC	Corporate Bonds	5.75%	7/15/2064		14,575
	UNITEDHEALTH GROUP INC	Corporate Bonds	6.05%	2/15/2063		8,169

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	VEGAS TRUST 2024-TI A	Corporate Bonds	5.52%	11/10/2039		40,097
	VICI PROPERTIES LP / VICI NOTE CO INC	Corporate Bonds	5.75%	2/1/2027		79,679
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	2.95%	11/15/2051		2,491
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	3.80%	9/15/2047		3,747
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	4.60%	12/1/2048		4,217
	VIRGINIA ELECTRIC AND POWER CO	Corporate Bonds	5.70%	8/15/2053		3,944
	VISTRA OPERATIONS CO LLC	Corporate Bonds	5.13%	5/13/2025		4,994
	VISTRA OPERATIONS CO LLC	Corporate Bonds	6.95%	10/15/2033		45,192
	VISTRA OPERATIONS CO LLC	Corporate Bonds	6.00%	4/15/2034		11,147
	WELLS FARGO & CO NEW	Corporate Bonds	3.07%	4/30/2041		2,183
	WELLS FARGO & CO NEW	Corporate Bonds	4.61%	4/25/2053		11,690
	WELLS FARGO & CO NEW	Corporate Bonds	5.01%	4/4/2051		16,865
	WELLS FARGO & CO NEW	Corporate Bonds	5.30%	12/3/2035		29,189
	WILLIAMS COS INC	Corporate Bonds	5.80%	11/15/2054		19,573
	WISCONSIN ELEC PWR CO	Corporate Bonds	5.05%	10/1/2054		9,084
	UBER TECHNOLOGIES INC	Corporate Bonds	5.35%	9/15/2054		9,299
					Total Corporate Bonds	7,428,974

	FANNIE MAE	U.S. Government Agencies	1.550%	8/24/2035		54,421

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FANNIE MAE	U.S. Government Agencies	1.600%	8/24/2035		89,816
	FANNIE MAE	U.S. Government Agencies	1.780%	11/16/2035		87,679
	FANNIEMAE-ACES 22-M8 A2 VAR	U.S. Government Agencies	VAR	12/25/2031		49,519
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	2.100%	49730		51,999
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.500%	9/1/2032		27,442
	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.880%	9/20/2032		42,744
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	—%	8/25/2050		58,846
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	1.360%	12/25/2029		13,605
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	2.590%	1/25/2032		64,883
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.500%	7/25/2032		53,845
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.780%	11/25/2032		37,122
	FEDERAL HOME LN MTG MLT CTF GT VAR	U.S. Government Agencies	VAR	10/25/2030		22,563
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.570%	6/30/2032		364,710
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.850%	1/25/2036		54,413
	FEDERAL HOME LOAN BANKS	U.S. Government Agencies	1.870%	2/8/2036		54,488
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	2.150%	4/25/2032		53,944
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	5.500%	5/25/2045		29,236
	FEDERAL NAT MTG ASN GTD REM PA SOFR30A	U.S. Government Agencies	1.350%	12/25/2040		144
	FEDERAL NATL MTG AS GTD RE PTT	U.S. Government Agencies	4.000%	8/25/2033		84,379

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII	U.S. Government Agencies	6.500%	11/20/2038		1,551
	GNII II	U.S. Government Agencies	4.000%	9/20/2040		1,202
	GNII II	U.S. Government Agencies	4.000%	10/20/2040		1,361
	GNII II	U.S. Government Agencies	4.500%	1/20/2040		1,414
	GNII II	U.S. Government Agencies	4.500%	2/20/2040		1,189
	GNII II	U.S. Government Agencies	4.500%	5/20/2040		75
	GNII II	U.S. Government Agencies	4.500%	7/20/2041		46,368
	GNII II	U.S. Government Agencies	4.500%	8/20/2040		2,560
	GNII II	U.S. Government Agencies	4.500%	12/20/2039		1,191
	GNII II	U.S. Government Agencies	5.000%	4/20/2041		3,522
	GNII II	U.S. Government Agencies	5.000%	5/20/2041		911
	GNII II	U.S. Government Agencies	5.000%	6/20/2041		5,755
	GNII II	U.S. Government Agencies	5.000%	7/20/2041		5,215
	GNII II	U.S. Government Agencies	5.000%	10/20/2039		40,007
	GNII II	U.S. Government Agencies	2.500%	7/20/2051		119,346
	GNII II	U.S. Government Agencies	2.000%	10/20/2050		236,110
	GNII II	U.S. Government Agencies	3.000%	7/20/2045		153,005
	GNII II	U.S. Government Agencies	3.000%	9/20/2045		94,703
	GNII II	U.S. Government Agencies	3.500%	8/20/2045		144,211

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II	U.S. Government Agencies	3.500%	10/20/2045		26,432
	GNII II	U.S. Government Agencies	4.000%	2/20/2044		135,377
	GNII II	U.S. Government Agencies	4.000%	1/20/2041		9,926
	GNII II	U.S. Government Agencies	4.000%	12/20/2040		14,484
	GNII II	U.S. Government Agencies	4.000%	9/20/2048		79,673
	GNII II	U.S. Government Agencies	5.500%	9/20/2053		208,452
	GNII II	U.S. Government Agencies	6.500%	5/20/2054		71,826
	GNII II	U.S. Government Agencies	6.500%	8/20/2038		4,179
	GNII II	U.S. Government Agencies	6.000%	5/20/2054		127,600
	GNMA	U.S. Government Agencies	4.500%	1/15/2040		2,964
	GNMA	U.S. Government Agencies	4.500%	2/15/2041		2,751
	GNMA	U.S. Government Agencies	4.500%	7/15/2040		5,403
	GNMA	U.S. Government Agencies	4.500%	10/15/2040		15,821
	GNMA	U.S. Government Agencies	4.500%	11/15/2041		12,663
	GNMA	U.S. Government Agencies	5.000%	1/15/2039		18,301
	GNMA	U.S. Government Agencies	5.000%	4/15/2039		13,741
	GNMA	U.S. Government Agencies	5.000%	5/15/2040		6,183
	GNMA	U.S. Government Agencies	5.000%	12/15/2033		5,707
	GNMA	U.S. Government Agencies	5.500%	4/15/2033		942

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA	U.S. Government Agencies	6.500%	8/15/2038		3,989
	GNMA	U.S. Government Agencies	6.500%	12/15/2038		3,198
	GNMA 30YR	U.S. Government Agencies	4.500%	9/15/2033		2,949
	GNMA 30YR	U.S. Government Agencies	4.000%	3/15/2041		7,000
	GNMA 30YR	U.S. Government Agencies	6.000%	2/15/2029		81
	GNMA	U.S. Government Agencies	4.000%	1/15/2041		14,781
	GNMA II	U.S. Government Agencies	4.500%	6/20/2041		8,626
	GNMA II	U.S. Government Agencies	4.500%	7/20/2041		7,223
	GNMA II	U.S. Government Agencies	5.000%	11/20/2052		62,171
					Total U.S. Government Agencies	3,027,937

	OK ST DFA	State and Local Obligations	4.620%	6/1/2044		13,897
	UNIV CAL REV	State and Local Obligations	2.650%	5/15/2050		12,638
					Total State and Local Obligations	26,535

	FHLG	Agency Mortgage Backed Securities	5.000%	7/1/2035		19,342
	FHLG	Agency Mortgage Backed Securities	5.000%	7/1/2035		15,400
	FHLG 10YR	Agency Mortgage Backed Securities	1.500%	5/1/2031		145,456
	FHLG 10YR	Agency Mortgage Backed Securities	1.500%	6/1/2031		21,209

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	3/1/2030		8,430
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	5/1/2030		8,392
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	5/1/2030		12,940
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		3,502
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		2,765
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		656
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		882
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		14,171
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		11,618
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	9/1/2030		11,295
	FHLG 15YR	Agency Mortgage Backed Securities	2.500%	9/1/2030		21,424
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	1/1/2030		3,874
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	1/1/2030		4,722
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		15,443
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		20,205
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		3,343
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		2,020
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	5/1/2030		15,872
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	6/1/2030		21,412

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		1,867
	FHLG 30YR	Agency Mortgage Backed Securities	2.500%	10/1/2051		184,135
	FHLG 30YR	Agency Mortgage Backed Securities	2.500%	12/1/2051		186,868
	FHLG 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		12,943
	FHLG 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		22,493
	FHLG 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		15,947
	FHLG 30YR	Agency Mortgage Backed Securities	3.000%	8/1/2043		86,219
	FHLG 30YR	Agency Mortgage Backed Securities	3.500%	7/1/2043		25,143
	FHLG 30YR	Agency Mortgage Backed Securities	3.500%	7/1/2047		90,200
	FHLG 30YR	Agency Mortgage Backed Securities	3.500%	8/1/2049		145,324
	FHLG 30YR	Agency Mortgage Backed Securities	3.500%	9/1/2045		3,542
	FHLG 30YR	Agency Mortgage Backed Securities	3.500%	9/1/2052		169,606
	FHLG 30YR	Agency Mortgage Backed Securities	4.000%	10/1/2045		21,697
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	2/1/2044		7,282
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	5/1/2041		6,466
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	5/1/2041		6,386
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	7/1/2044		4,914
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	9/1/2044		27,888
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	10/1/2044		1,835

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	12/1/2039		4,125
	FHLG 30YR	Agency Mortgage Backed Securities	4.500%	12/1/2043		13,665
	FHLG 30YR	Agency Mortgage Backed Securities	4.000%	2/1/2045		198,923
	FHLG 30YR	Agency Mortgage Backed Securities	4.000%	3/1/2041		91,794
	FHLG 30YR	Agency Mortgage Backed Securities	5.000%	11/1/2041		29,769
	FHLG 30YR	Agency Mortgage Backed Securities	5.000%	10/1/2041		11,264
	FHLG 30YR	Agency Mortgage Backed Securities	5.500%	1/1/2038		15,473
	FHLG 30YR	Agency Mortgage Backed Securities	5.500%	6/1/2041		7,051
	FHLG 30YR	Agency Mortgage Backed Securities	5.500%	9/1/2038		29,755
	FHLG 30YR	Agency Mortgage Backed Securities	5.00%	4/1/2053		59,647
	FHLG 30YR	Agency Mortgage Backed Securities	6.000%	4/1/2039		12,960
	FHLG	Agency Mortgage Backed Securities	4.500%	7/1/2045		23,189
	FNMA	Agency Mortgage Backed Securities	4.500%	7/1/2040		1,901
	FNMA	Agency Mortgage Backed Securities	4.500%	7/1/2040		4,997
	FNMA	Agency Mortgage Backed Securities	4.500%	8/1/2040		20,009
	FNMA	Agency Mortgage Backed Securities	4.500%	9/1/2042		5,994
	FNMA	Agency Mortgage Backed Securities	5.500%	1/1/2033		15,583
	FNMA	Agency Mortgage Backed Securities	5.500%	1/1/2033		12,792
	FNMA	Agency Mortgage Backed Securities	5.500%	2/1/2035		785

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA	Agency Mortgage Backed Securities	5.500%	7/1/2033		6,615
	FNMA	Agency Mortgage Backed Securities	5.500%	9/1/2036		28,442
	FNMA	Agency Mortgage Backed Securities	6.000%	3/1/2038		2,207
	FNMA	Agency Mortgage Backed Securities	6.000%	5/1/2038		4,377
	FNMA	Agency Mortgage Backed Securities	6.000%	10/1/2038		3,127
	FNMA 10YR	Agency Mortgage Backed Securities	1.500%	6/1/2031		35,586
	FNMA 10YR	Agency Mortgage Backed Securities	1.500%	7/1/2031		65,363
	FNMA 15YR	Agency Mortgage Backed Securities	1.500%	5/1/2037		151,457
	FNMA 15YR	Agency Mortgage Backed Securities	1.500%	9/1/2036		343,080
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	2/1/2028		4,160
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	4/1/2030		6,209
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	5/1/2030		3,115
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	6/1/2030		8,372
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	6/1/2030		5,566
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		13,877
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	7/1/2030		3,915
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		6,568
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		6,595
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		6,810

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		116,310
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	8/1/2030		7,809
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	9/1/2030		9,229
	FNMA 15YR	Agency Mortgage Backed Securities	2.500%	9/1/2030		11,251
	FNMA 15YR	Agency Mortgage Backed Securities	2.000%	7/1/2036		18,306
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	1/1/2030		45,760
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	3/1/2030		12,678
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	4/1/2030		10,486
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	6/1/2029		9,743
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		11,833
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		1,578
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		8,684
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		14,996
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		11,994
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		11,564
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		1,984
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		605
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		9,918
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	9/1/2029		8,505

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	9/1/2029		8,402
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	9/1/2030		4,106
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	9/1/2030		9,600
	FNMA 15YR	Agency Mortgage Backed Securities	3.500%	2/1/2029		7,346
	FNMA 15YR	Agency Mortgage Backed Securities	3.500%	7/1/2026		12,303
	FNMA 15YR	Agency Mortgage Backed Securities	3.500%	8/1/2029		27,870
	FNMA 15YR	Agency Mortgage Backed Securities	3.500%	8/1/2030		8,552
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	4/1/2029		8,525
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	5/1/2029		9,672
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	8/1/2030		1,848
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	9/1/2030		11,024
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	5/1/2030		5,582
	FNMA 15YR	Agency Mortgage Backed Securities	3.000%	7/1/2030		2,450
	FNMA 15YR	Agency Mortgage Backed Securities	4.000%	5/1/2027		642
	FNMA 15YR	Agency Mortgage Backed Securities	4.000%	12/1/2026		1,503
	FNMA 15YR	Agency Mortgage Backed Securities	4.000%	9/1/2026		3,328
	FNMA 20YR	Agency Mortgage Backed Securities	5.500%	7/1/2025		69
	FNMA	Agency Mortgage Backed Securities	3.000%	4/1/2043		19,984
	FNMA	Agency Mortgage Backed Securities	3.000%	5/1/2043		29,803

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA	Agency Mortgage Backed Securities	3.000%	6/1/2043		35,912
	FNMA	Agency Mortgage Backed Securities	3.000%	3/1/2043		10,881
	FNMA 30YR	Agency Mortgage Backed Securities	1.500%	8/1/2051		193,016
	FNMA 30YR	Agency Mortgage Backed Securities	2.500%	8/1/2051		146,701
	FNMA 30YR	Agency Mortgage Backed Securities	2.500%	11/1/2051		151,908
	FNMA 30YR	Agency Mortgage Backed Securities	2.500%	12/1/2050		251,952
	FNMA 30YR	Agency Mortgage Backed Securities	2.000%	1/1/2052		291,134
	FNMA 30YR	Agency Mortgage Backed Securities	2.000%	8/1/2051		180,035
	FNMA 30YR	Agency Mortgage Backed Securities	2.000%	8/1/2051		380,999
	FNMA 30YR	Agency Mortgage Backed Securities	2.000%	9/1/2051		227,890
	FNMA 30YR	Agency Mortgage Backed Securities	2.000%	11/1/2051		249,075
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	1/1/2043		17,921
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	1/1/2043		21,112
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		25,217
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		6,559
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		16,035
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	3/1/2043		16,660
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	4/1/2043		20,302
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	4/1/2043		20,073

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	12/1/2042		17,214
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	12/1/2042		13,987
	FNMA 30YR	Agency Mortgage Backed Securities	3.500%	4/1/2048		36,974
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	2/1/2043		38,804
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	9/1/2046		6,366
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	10/1/2046		100,016
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	10/1/2046		10,062
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	10/1/2046		25,177
	FNMA 30YR	Agency Mortgage Backed Securities	3.000%	4/1/2043		20,805
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	9/1/2043		35,236
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	9/1/2042		20,330
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	10/1/2041		22,403
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	7/1/2041		1,396
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	7/1/2053		1,534
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	8/1/2048		26,279
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	10/1/2045		24,756
	FNMA 30YR	Agency Mortgage Backed Securities	4.500%	12/1/2054		676
	FNMA 30YR	Agency Mortgage Backed Securities	4.000%	1/1/2055		315,088
	FNMA 30YR	Agency Mortgage Backed Securities	4.000%	11/1/2048		23,708

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR	Agency Mortgage Backed Securities	5.500%	2/1/2053		260,436
	FNMA 30YR	Agency Mortgage Backed Securities	5.810%	6/1/2031		102,161
	FNMA 30YR	Agency Mortgage Backed Securities	5.000%	9/1/2052		91,360
	FNMA 30YR	Agency Mortgage Backed Securities	5.000%	10/1/2048		40,959
	FNMA 30YR	Agency Mortgage Backed Securities	6.000%	4/1/2040		19,692
	FNMA 30YR	Agency Mortgage Backed Securities	6.000%	6/1/2041		8,109
	FNMA 30YR	Agency Mortgage Backed Securities	6.000%	9/1/2040		2,185
	FNMA 30YR	Agency Mortgage Backed Securities	6.500%	6/1/2054		240,646
	FNMA 30YR	Agency Mortgage Backed Securities	6.000%	8/1/2053		255,450
	FNMA 30YR	Agency Mortgage Backed Securities	6.000%	9/1/2054		27,638
	FNMA	Agency Mortgage Backed Securities	5.500%	12/1/2032		17,913
	FNMA	Agency Mortgage Backed Securities	5.500%	5/1/2033		14,384
	FNMA	Agency Mortgage Backed Securities	6.500%	5/1/2040		17,509
	FNR 2023-36 AO	Agency Mortgage Backed Securities	—%	8/25/2050		57,154
	FREDDIE MAC CPN STRIP	Agency Mortgage Backed Securities	—%	3/15/2031		14,972
	SARM 04-13 2A1 TSFR1M+41.448	Agency Mortgage Backed Securities	VAR	9/25/2034		13,037
					Total Agency Mortgage Backed Securities	7,353,885

	AMERICAN EXPRESS CR ACC MST TR	Asset and Other Mortgage Backed Securities	3.750%	8/15/2027		19,908

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ANGEL OAK MORTGAGE TRUST 2023-6	Asset and Other Mortgage Backed Securities	6.500%	12/25/2067		70,069
	BBCMS MTG TR 2023-C19	Asset and Other Mortgage Backed Securities	5.750%	4/15/2056		100,850
	BBCMS MTG TR 2023-C22 A4 VAR	Asset and Other Mortgage Backed Securities	VAR	11/15/2056		65,258
	BBCMS MTG TR 2024-5C31	Asset and Other Mortgage Backed Securities	5.610%	12/15/2057		35,705
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and Other Mortgage Backed Securities	1.390%	7/15/2030		30,380
	CAPITAL ONE MULTI-ASST EXEC TR	Asset and Other Mortgage Backed Securities	4.950%	10/15/2027		100,369
	CARMAX AUTO OWNER TRUST 2024-1	Asset and Other Mortgage Backed Securities	4.920%	10/16/2028		27,147
	CENT TRUST 2023-CITY A TSFR1M	Asset and Other Mortgage Backed Securities	VAR	9/15/2038		90,338
	CHASE HOME LENDING MORTGAGE TRUST	Asset and Other Mortgage Backed Securities	VAR	7/25/2049		12,140
	CIM TRUST 2019-INV3 SOFR30A	Asset and Other Mortgage Backed Securities	VAR	8/25/2049		35,044
	CITIGROUP COMMERCIAL MORTGAGE TRUST	Asset and Other Mortgage Backed Securities	3.250%	5/10/2035		87,768
	COLLEGE AVE STUDENT LOANS 2021-C LLC	Asset and Other Mortgage Backed Securities	2.320%	7/26/2055		56,913
	COMM 2015-CR23 A4	Asset and Other Mortgage Backed Securities	3.500%	5/10/2048		184,363
	COMM 2015-CR25 A3	Asset and Other Mortgage Backed Securities	3.510%	8/10/2048		93,428
	COMM 2015-CR26 A4	Asset and Other Mortgage Backed Securities	3.630%	10/10/2048		44,488
	COMM 2015-DC1 MTG TR	Asset and Other Mortgage Backed Securities	3.350%	2/10/2048		57,470
	CSMC 2020-NET	Asset and Other Mortgage Backed Securities	2.260%	8/15/2037		77,518
	ENTERPRISE FLEET FING 2022-3 LLC	Asset and Other Mortgage Backed Securities	4.290%	7/20/2029		49,666
	ENTERPRISE FLEET FING 2023-2 LLC	Asset and Other Mortgage Backed Securities	5.560%	4/22/2030		138,164

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FLAGSTAR MORTGAGE TRUST	Asset and Other Mortgage Backed Securities	VAR	10/25/2049		28,270
	FORD CR AUTO OWNER TR 24-1 A	Asset and Other Mortgage Backed Securities	4.870%	8/15/2036		155,233
	FRESB 2019-SB60 MTG TR A10H CSTR	Asset and Other Mortgage Backed Securities	VAR	1/25/2039		57,890
	GCAT 2021-NQM7 TR	Asset and Other Mortgage Backed Securities	1.890%	8/25/2066		56,940
	GS MTG SECS CORP TR 2024-RVR A VAR	Asset and Other Mortgage Backed Securities	VAR	8/10/2041		59,340
	GS MORTGAGE-BACKED SECURITIES TRUST 2021 MONTHLY FLOATING	Asset and Other Mortgage Backed Securities	VAR	7/25/2051		263
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B	Asset and Other Mortgage Backed Securities	5.480%	4/17/2028		32,350
	J P MORGAN MTG TR 2021-12	Asset and Other Mortgage Backed Securities	2.500%	2/25/2052		174
	JP MORGAN MORTGAGE TRUST 2019-7	Asset and Other Mortgage Backed Securities	2.610%	2/25/2050		8,227
	JP MORGAN MORTGAGE TRUST 2019-INV2	Asset and Other Mortgage Backed Securities	VAR	2/25/2050		21,597
	JP MORGAN MORTGAGE TRUST 2019-INV3	Asset and Other Mortgage Backed Securities	VAR	5/25/2050		19,309
	JP MORGAN MORTGAGE TRUST 2019-LTV3	Asset and Other Mortgage Backed Securities	VAR	3/25/2050		1,845
	JP MORGAN MORTGAGE TRUST 2020-8 A11 VAR	Asset and Other Mortgage Backed Securities	VAR	3/25/2051		51,425
	JP MORGAN MORTGAGE TRUST 2020-LTV1 TSFR1M	Asset and Other Mortgage Backed Securities	VAR	6/25/2050		1,790
	JP MORGAN MORTGAGE TRUST 2024-2 A3	Asset and Other Mortgage Backed Securities	6.000%	8/25/2054		17,024
	MARINER FINANCE ISSUANCE TRUST 2021-A	Asset and Other Mortgage Backed Securities	1.860%	3/20/2036		95,191
	NAVIENT PRIVATE ED REFI LN TR 2019-C A2	Asset and Other Mortgage Backed Securities	3.130%	2/15/2068		18,621
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST	Asset and Other Mortgage Backed Securities	0.840%	5/15/2069		26,964
	OBX 2021-NQM1 TR 21-J1 A1	Asset and Other Mortgage Backed Securities	2.500%	5/25/2051		59,061

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PFS FINANCING CORP	Asset and Other Mortgage Backed Securities	5.340%	4/15/2029		101,314
	PORSCHE FINL AUTO SECURITIZATION TR 2023	Asset and Other Mortgage Backed Securities	5.790%	1/22/2029		100,850
	SMB PRIVATE ED LN TR 2021-C TSFR1M	Asset and Other Mortgage Backed Securities	VAR	1/15/2053		62,189
	SMB PRIVATE EDUCATION LOAN TRUST 2022-C 4	Asset and Other Mortgage Backed Securities	4.480%	5/16/2050		61,338
	SOFI PROFESSIONAL LOAN PROGRAM 2018-A LLC	Asset and Other Mortgage Backed Securities	2.950%	2/25/2042		5,706
	SOFI PROFESSIONAL LOAN PROGRAM 2018-B TRU	Asset and Other Mortgage Backed Securities	3.340%	8/25/2047		18,701
	SOFI PROFESSIONAL LOAN PROGRAM 2019-B LLC	Asset and Other Mortgage Backed Securities	3.090%	8/17/2048		20,499
	SOFI PROFESSIONAL LOAN PROGRAM 2020-C TRU	Asset and Other Mortgage Backed Securities	1.950%	2/15/2046		25,860
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 201	Asset and Other Mortgage Backed Securities	VAR	6/15/2036		35,644
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 202	Asset and Other Mortgage Backed Securities	5.920%	11/15/2057		15,452
					Total Asset and Other Mortgage Backed Securities	2,536,053

	ALIBABA GROUP HOLDING LTD	Non U.S. Government	3.400%	12/6/2027		192,506
	GOVERNMENT NAT MTG AS REMIC PT	Non U.S. Government	1.770%	11/20/2045		6,604
	INDONESIA REPUBLIC OF	Non U.S. Government	2.150%	7/28/2031		57,838
	INDONESIA REPUBLIC OF	Non U.S. Government	2.850%	2/14/2030		107,250
	INDONESIA REPUBLIC OF	Non U.S. Government	4.100%	4/24/2028		38,700
					Total Non-U.S.Government Funds	402,898

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	AMAZON.COM INC	Common Stock		3,415,902
	AVIDXCHANGE HOLDINGS INC	Common Stock		3,070,360
	CHARTER COMMUNICATIONS INC A	Common Stock		2,797,346
	DISNEY (WALT) CO	Common Stock		3,237,613
	DOORDASH INC	Common Stock		3,697,210
	DRAFTKINGS HOLDINGS INC	Common Stock		3,116,653
	GRAB HOLDINGS LTD CL A	Common Stock		4,849,451
	KEURIG DR PEPPER INC	Common Stock		2,446,291
	MERCADOLIBRE INC	Common Stock		3,191,726
	MONDAY.COM LTD	Common Stock		2,028,316
	PALO ALTO NETWORKS INC	Common Stock		2,090,538
	Q2 HOLDINGS INC	Common Stock		2,135,491
	ROKU INC CLASS A	Common Stock		3,645,039
	SKECHERS USA INC CL A	Common Stock		3,039,450
	SPOTIFY TECHNOLOGY SA	Common Stock		3,992,867
	TKO GROUP HOLDINGS INC	Common Stock		4,345,724
	UBER TECHNOLOGIES INC	Common Stock		2,224,783
	VARONIS SYSTEMS INC	Common Stock		2,482,837
	VICTORIA'S SECRET & CO	Common Stock		1,996,692

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	WESTINGHOUSE AIR BRAKE TECH CORP	Common Stock				2,409,878
	SS GACEQ EXUS IDX II	Common Stock				480,200
					Total Common Stocks	60,694,367

	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2044		98,662
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.130%	8/15/2044		1,746,592
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.250%	8/15/2054		746,998
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.500%	11/15/2054		93,437
	UNITED STATES TREASURY BOND	U.S. Treasuries	4.630%	11/15/2044		48,480
	UST NOTES	U.S. Treasuries	3.880%	8/15/2034		616,029
	UST NOTES	U.S. Treasuries	4.000%	10/15/2027		3,542,939
	UST NOTES	U.S. Treasuries	4.130%	10/31/2029		190,777
	UST NOTES	U.S. Treasuries	4.130%	11/30/2029		1,453,299
	UST NOTES	U.S. Treasuries	4.130%	11/30/2031		127,224
	UST NOTES	U.S. Treasuries	4.250%	11/15/2034		743,114
	UST NOTES	U.S. Treasuries	4.250%	11/30/2026		684,864
	UST NOTES	U.S. Treasuries	4.500%	12/31/2031		145,121
					Total U.S. Treasuries	10,237,536

Schedule of Assets Held as of December 31, 2024
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 61-1800317
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	SELF DIRECTED BROKERAGE	OTHER		77,407,332

	Assets (Held at End of Year)			$2,549,487,579
	* Represents Party in Interest
	**Cost information is not required for participant-directed investments and
	therefore is not included.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: May 28, 2025	By:	/s/ Ceyhun Cetin
	Name:	Ceyhun Cetin
	Title:	Vice President and Treasurer
Chairman, DXC Technology Company Employee Benefits Fiduciary Committee

S 1